April 9, 2026

Via Edgar Transmission

Mr. Joseph Cascarano / Mr. Robert Littlepage

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Mobile-health Network Solutions Form 20-F for the Fiscal Year Ended June 30, 2025 Filed October 31, 2025 File No. 001-41990

Dear Mr. Cascarano / Mr. Littlepage:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter March 25, 2026 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F filed on October 31, 2025 (“Form 20-F”).

The Company has filed via EDGAR an Amendment No. 1 to the Form 20-F (the “Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Form 20-F for the Fiscal Year Ended June 30, 2025

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please file in an amended Form 20-F, a report from JWF Assurance PAC that fully complies with AS 3101. That is, they should state they audited your balance sheets as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended June 30, 2025 and 2024. They should express an opinion on the financial position of the company as of the balance sheet dates and the results of its operations and its cash flows for the periods then ended.

Response: We respectfully advise the Staff that we have filed Amendment No. 1 to include an updated report from JWF Assurance PAC that addresses the above.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com